UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 0-24612

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADTRAN, INC. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ADTRAN, INC.

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits, as of December 31, 2005 and December 31, 2004.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005.

Supplemental Schedule I – Schedule of Assets (Held at End of Year)

Exhibit

Designation	Description	Method of Filing

Exhibit 23	Consent of PricewaterhouseCoopers LLP	Filed with this Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, INC 401(k) RETIREMENT PLAN

By:	/s/ James E. Matthews

James E. Matthews
Senior Vice President – Finance and Chief Financial Officer

Date: June 28, 2006

EXHIBIT INDEX

Designation	Description

Exhibit 23	Consent of PricewaterhouseCoopers LLP

ADTRAN, Inc. 401(k) Retirement Plan

Contents

December 31, 2005 and 2004

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

ADTRAN, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

June 27, 2006

ADTRAN, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at market value (note 3)	$76,015,120	$62,145,300
Employer contributions receivable	103,005	92,434
Employee contributions receivable	274,634	253,984

Total assets	76,392,759	62,491,718

Net Assets Available for Benefits
Net assets available for benefits	$76,392,759	$62,491,718

The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

Investment gain
Interest and dividend income	$2,934,878
Net appreciation in market value of investments	3,626,407

Total investment gain	6,561,285

Contributions
Employee contributions	6,873,039
Rollover contributions	348,504
Employer contributions	2,825,773

Total contributions	10,047,316

Total additions	16,608,601

Benefit payments	2,681,675
Administrative expenses	25,885

Total deductions	2,707,560

Net increase	13,901,041
Net assets available for benefits
Beginning of year	62,491,718

End of year	$76,392,759

The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2005 and 2004

1.	Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document and related Adoption Agreement for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (the “Company” and the “Employer”) formed the Plan effective January 1, 1990 to provide certain retirement benefits for its employees. ADTRAN, Inc. designs, develops, manufactures, markets, and services a broad range of high-speed network access products utilized by providers of telecommunications services and corporate end-users to implement advanced digital services over public and private networks. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and the provisions of Internal Revenue Service (“IRS”) Code Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as nondiscretionary employer contributions. The plan assets are held by Fidelity Management Trust Company (“Fidelity”) which executes investment transactions, receives the plan contributions, credits participants’ individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company’s common stock to be purchased by the Plan.

Effective January 1, 2001, the Company’s Board of Directors adopted various revisions to the Plan. The revisions included changing the name of the Plan to the ADTRAN, Inc. 401(k) Retirement Plan and adopting various amendments to bring the Plan into compliance with the provisions of IRS Code Section 401(k)(12)(c) as a “design-based safe harbor” plan for nondiscrimination purposes. As amended, the Plan provides that the Company will make nonelective contributions of 3% of each eligible participant’s annual compensation. In addition, the Plan no longer requires (or permits) the Company to make matching contributions for employee elective deferrals. Under the Plan as amended, there is no minimum age requirement for employees to be eligible to participate, and there is no minimum service requirement for employees to be eligible to make elective deferrals under the Plan. However, employees must complete one year of service to be eligible for the “safe harbor” contribution of 3% of their eligible compensation. As amended, the Plan permits participants to change their contribution rate as of the first payroll period of each quarter.

Effective March 1, 2001, the Plan was further amended in connection with the appointment of Fidelity as Trustee and recordkeeper of the Plan. This amendment also permitted participants to elect to receive a distribution from the Plan in the form of company stock, and the Plan’s loan provisions were modified to limit outstanding loans to two at a time.

The Plan was amended a third time during 2001. This amendment, effective December 1, 2001, excluded co-op employees hired on or after December 1, 2001 from participation in the Plan.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.

Effective January 3, 2003, the Plan Document was restated in order to comply with the IRS deadline for GUST (General Agreement on Tariffs and Trade – 1994, Uniform Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996 and Taxpayer Relief Act of 1997) adoption by prototype plans.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2005 and 2004

Eligibility

All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor nonelective portion of the Plan following the completion of one year of service (except seasonal and co-op employees, leased employees, and nonresident aliens with no U.S.-source income).

Contributions

Effective January 1, 2003, the restated Plan allows for contributions up to 60% of a participant’s eligible compensation (as defined in the Plan Document and subject to annual limitations established by the Internal Revenue Service).

Under the terms of the Plan, the Company is required to make nonelective contributions of 3% of each eligible participant’s compensation.

Participant Accounts

Each participant’s account is credited with the employee’s contribution and the Company’s nonelective contribution, plus plan earnings. Allocations of earnings are based on account balances, as defined more fully in the Plan Document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers twenty-five investment options including a Company stock fund. Contributions to the Company stock fund are limited to 20% of a participant’s total contributions to the Plan. Allocations of Company contributions each year are based on each participant’s compensation, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employees are always 100% vested under the Plan.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death and upon termination other than described above. Benefits are distributed by means of either a lump sum payment or partial distribution. Corrective distributions are for excess deferrals and contributions.

Other

The Plan allows for participant hardship withdrawals at any time from the pre-tax, rollover and matching portions of a participant’s account if certain conditions are met. The Plan also allows for in-service withdrawals at age 59-1/2 from the pre-tax, rollover and matching portions of a participant’s account.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2005 and 2004

Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2005 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 5% to 10.5% for loans that were outstanding as of December 31, 2005.

Administrative Expenses

All expenses incident to the functioning of the Plan may be paid out of plan assets unless paid by the Company. On behalf of the Plan, the Company paid the Trustee $47,053 for administrative fees incurred during the plan year ended December 31, 2005. This amount is not included in the financial statements of the Plan.

Plan Termination

While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the plan administrator and Trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRS and ERISA guidelines.

2.	Summary of Significant Accounting Policies

The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments

The investments are valued at market value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the plan year as reported by the principal securities exchange on which the security is traded. Participant loans are valued at their outstanding balances, which approximate market value.

Purchases and sales of investments are reflected as of the trade date. Dividend and interest income is recorded when earned.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2005 and 2004

Contributions

Contributions from the Employer are accrued based on amounts declared by the Company. Contributions from employees are recorded in the period in which the Company makes the deductions from the participants’ payroll.

Risks and Uncertainties

The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2005 and 2004

3.	Investments

Investment information as of December 31, 2005 and 2004 and for the year ended December 31, 2005 is as follows:

Description	2005	2004
Fidelity Managed Income Portfolio Fund	$4,420,518	$4,007,071
Fidelity Retirement Money Market Fund	1,839,290	1,323,843
Fidelity Equity Income Fund	6,700,109	6,022,482
Fidelity Fund	6,492,638	5,964,419
MSI Small Company Growth B Fund	9,501,868	8,170,817
Fidelity Government Income Fund	2,520,862	2,197,199
Fidelity Balanced Fund	7,052,453	5,396,409
Fidelity US BD Index Fund	1,984,966	1,771,755
Fidelity Freedom 2000 Fund	2,414,226	1,936,786
Fidelity Freedom 2010 Fund	1,758,897	1,393,576
Fidelity Freedom 2020 Fund	3,778,452	3,254,758
Spartan US Equity Index Fund	4,412,852	3,866,678
Fidelity Aggressive Growth Fund	3,036,780	2,672,426
Fidelity Blue Chip Fund	2,168,034	1,895,854
Fidelity Diversified International Fund	4,346,032	2,589,494
Fidelity Growth Company Fund	1,735,449	1,141,473
Fidelity Freedom Income Fund	109,874	50,513
Fidelity Freedom 2030 Fund	514,424	378,180
Fidelity Freedom 2040 Fund	385,706	263,890
Fidelity Freedom 2005 Fund	8,076	4,112
Fidelity Freedom 2015 Fund	34,715	24,830
Fidelity Freedom 2025 Fund	36,664	3,626
Fidelity Freedom 2035 Fund	95,444	17,937
Fidelity Low Price Stock Fund	5,095,070	4,252,836
ADTRAN Stock Fund	3,857,636	2,181,357
Participant Loans	1,714,085	1,362,979

Total investments	$76,015,120	$62,145,300

Interest and dividend income	$2,934,878

Net appreciation in market value of investments	$3,626,407

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2005 and 2004

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits at December 31, 2005 and 2004:

	2005	2004
Fidelity Managed Income Portfolio Fund	$4,420,518	$4,007,071
Fidelity Equity Income Fund	$6,700,109	$6,022,482
Fidelity Fund	$6,492,638	$5,964,419
MSI Small Company Growth B Fund	$9,501,868	$8,170,817
Fidelity Low Price Stock Fund	$5,095,070	$4,252,836
Fidelity Balanced Fund	$7,052,453	$5,396,409
Fidelity Freedom 2020 Fund		$3,254,758
Spartan US Equity Index Fund	$4,412,852	$3,866,678
Fidelity Diversified International Fund	$4,346,032
ADTRAN Stock Fund	$3,857,636

The Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in value by $3,626,407 during the year ended December 31, 2005, as follows:

Mutual funds	$2,303,736
ADTRAN stock fund	1,322,671

$3,626,407

4.	Related Party Transaction

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2005, the Plan purchased 28,485 units of ADTRAN, Inc. Stock Fund for $564,284 and disposed of 5,160 units for $115,437. Quarterly dividends of $0.08 per share were declared and paid by the Company on various dates throughout the year. The Plan received $40,817 in dividend payments related to the common stock of the Company for the year ended December 31, 2005. These transactions qualify as party-in-interest transactions.

5.	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2005 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. Although the Plan has since been amended, the Plan administrator believes that the Plan is operating in such a manner so as not to jeopardize its favorable tax status. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2005 and 2004

6.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$76,392,759	$62,491,718
Contributions receivable	(377,639)	(346,418)

Net assets available for benefits per the Form 5500	$76,015,120	$62,145,300

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2005 to Form 5500:

2005
Contributions per the financial statements	$10,047,316
Less: Contributions receivable at December 31, 2005	(377,639)
Add: Contributions receivable at December 31, 2004	346,418

Contributions per Form 5500	$10,016,095

Contributions related to 2005 that are not received by the plan until the subsequent year are not accrued for on the Form 5500

ADTRAN, Inc. 401(k) Retirement Plan                                                                                                         Supplemental Schedule 1

Plan 001 – EIN 63-0918200

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2005

	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value

(a)
*	Fidelity Retirement Money Market Fund	Money market fund, 1,839,290 shares		$1,839,290
*	Fidelity Managed Income Portfolio Fund	Commingled trust fund - Stable fund, 4,420,518 shares		4,420,518
*	Fidelity Equity Income Fund	Mutual fund - Value and income fund, 126,944 shares		6,700,109
*	Fidelity Fund	Mutual fund - Growth and income fund, 204,043 shares		6,492,638
	MSI Small Company Growth B Fund	Mutual fund - Special equity fund, 771,882 shares		9,501,868
*	Fidelity Government Income Fund	Mutual fund - Intermediate government, 249,097 shares		2,520,862
*	Fidelity Balanced Fund	Mutual fund - Balanced fund, 375,930 shares		7,052,453
*	Fidelity US BD Index Fund	Mutual fund - Government/Corporate bond fund
		182,107 shares		1,984,966
*	Fidelity Freedom 2000 Fund	Mutual fund - Short horizon SAF fund, 197,725 shares		2,414,226
*	Fidelity Freedom 2010 Fund	Mutual fund - Intermediate horizon SAF fund
		125,188 shares		1,758,897
*	Fidelity Freedom 2020 Fund	Mutual fund - Inter/Long horizon SAF fund
		256,863 shares		3,778,452
	Spartan US Equity Index Fund	Mutual fund - Stock index fund, 99,929 shares		4,412,852
*	Fidelity Aggressive Growth Fund	Mutual fund - Aggressive equity fund, 170,606 shares		3,036,780
*	Fidelity Blue Chip Fund	Mutual fund - Equity growth fund, 50,232 shares		2,168,034
*	Fidelity Diversified International Fund	Mutual fund - International fund, 133,560 shares		4,346,032
*	Fidelity Growth Company Fund	Mutual fund - Growth company fund, 27,274 shares		1,735,449
*	Fidelity Freedom Income Fund	Mutual fund - Freedom income fund, 9,664 shares		109,874
*	Fidelity Freedom 2030 Fund	Mutual fund - Freedom 2030, 34,249 shares		514,424
*	Fidelity Freedom 2040 Fund	Mutual fund - Freedom 2040, 43,681 shares		385,706
*	Fidelity Freedom 2005 Fund	Mutual fund - Freedom 2005, 726 shares		8,076
*	Fidelity Freedom 2015 Fund	Mutual fund - Freedom 2015, 3,006 shares		34,715
*	Fidelity Freedom 2025 Fund	Mutual fund - Freedom 2025, 3,066 shares		36,664
*	Fidelity Freedom 2035 Fund	Mutual fund - Freedom 2035, 7,804 shares		95,444
*	Fidelity Low Price Stock Fund	Mutual fund - Low priced stock, 124,757 shares		5,095,070
*	ADTRAN Stock Fund	ADTRAN, Inc. Common Stock, 151,268 units		3,857,636
*	Fidelity Management Trust Company	Participant loans - rate of interest: 5.00% - 10.5%		1,714,085

				$76,015,120

*	Party-in-interest to the Plan
**	Cost information has not been disclosed as all investments are participant directed